Exhibit 99.5

OceanaGold Reports Third Quarter 2026 Results

(All financial figures in United States dollars unless otherwise stated)

•	On track to achieve production and AISC† guidance, Q4 expected to be the strongest of the year
•	Strong Free Cash Flow† of $155 million, with cash of $729 million and no debt at quarter end
•	Advanced growth projects and delivered exploration success
•	Returned $79 million to shareholders via buybacks and dividends

VANCOUVER, BC, Nov. 4, 2026 /CNW/ - OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") reported its operational and financial results for the three and nine months ended September 30, 2026. The consolidated financial statements and Management's Discussion and Analysis ("MD&A") are available at www.oceanagold.com.

Third Quarter Highlights

•	On track to achieve midpoint of full year production guidance, with the fourth quarter expected to be the strongest of the year.
•	Safely and responsibly produced 133,400 ounces of gold and 3,400 tonnes of copper.
•	All-in sustaining cost ("AISC")† of $1,874 per ounce, 13% lower than the prior quarter, and expected to reduce in the fourth quarter. Full year AISC† remains on track to be towards the upper end of guidance.
•	Revenue of $655 million at an average realized gold price of $4,249 per ounce.
•	Net profit[1] of $198 million, EPS of $0.88 and adjusted EPS† of $0.94.
•	Operating Cash Flow of $325 million and adjusted EBITDA Margin† of 58%.
•	Generated strong quarterly Free Cash Flow† of $155 million, and $541 million year to date.
•	Cash balance increased by 11% to $729 million, with no debt and revolving credit facility undrawn.
•	Returned $79 million to shareholders in the quarter and $253 million year to date.
•	Completed $59 million in share buybacks during the quarter and $193 million year to date.
•	Strong quarterly production at Haile expected in the fourth quarter, supported by access to the higher-grade lower benches of the Ledbetter open pit, with 27,400 ounces produced at Haile in October 2026.
•	Announced the acquisition of Ausgold Limited, the owner of the Katanning Gold Project in Western Australia, with closing expected in December 2026.
•	Progressed the Waihi North Project and Palomino Underground Project, both on track.
•	Lodged the permit application for the Macraes Phase 4 Project ("MP4") to extend the mine life at Macraes to the late 2030s, with recent drilling supporting the potential to extend mine life into the 2040s.
•	Reported high-grade drill results at Wharekirauponga, continuing to demonstrate the exceptional grade and continuity of the deposit, with an updated technical report planned for January 2027.
† See "Non-IFRS Financial Information"
1 Attributable to the shareholders of the Company.

Gerard Bond, President and CEO of OceanaGold, said "The third quarter marked another period of safe and responsible gold production, with costs improving as planned, positioning us to deliver on our production and AISC guidance for the year. We generated significant Free Cash Flow of $541 million year to date, enabling us to continue to invest substantially in our attractive organic growth projects, strengthen our balance sheet and return meaningful capital to shareholders. During the quarter, we submitted the MP4 application to extend operations at Macraes into the late 2030s, continued to advance the Waihi North Project and Palomino Underground Project, and delivered exceptional high-grade drill results from Wharekirauponga, which demonstrates the significant value creation from our investment in exploration.

Looking ahead, we are well positioned to finish the year strongly, with the fourth quarter expected to be the strongest of the year, driven by increased gold production at Haile and further improvements in AISC. We also look forward to completing the acquisition of Ausgold by the end of the year, adding another high-quality growth opportunity to our portfolio. We remain focused on safely and responsibly delivering strong operational performance, generating significant Free Cash Flow and advancing our growth projects to create value for our shareholders."

† See "Non-IFRS Financial Information" 1 Attributable to the shareholders of the Company.

Results Overview

		Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Gold Produced[1]
Haile	koz	54.6	59.5	30.0	155.7	129.2
Macraes	koz	37.2	41.4	32.8	130.1	91.2
Waihi	koz	18.9	16.5	18.8	52.0	52.9
Didipio	koz	22.7	21.4	21.9	64.5	66.9
Total gold produced[1]	koz	133.4	138.8	103.5	402.3	340.2
Gold Sales
Haile	koz	60.4	53.1	33.4	160.8	140.1
Macraes	koz	38.1	45.9	32.7	131.9	91.2
Waihi	koz	19.1	16.4	20.4	53.1	52.7
Didipio	koz	23.3	20.4	29.7	66.3	68.1
Total Gold sales	koz	140.9	135.8	116.2	412.1	352.1
Average Gold Price	$/oz	4,249	4,433	3,476	4,521	3,212
Copper Produced[1] - Didipio	kt	3.4	2.7	3.1	9.3	10.2
Copper Sales[1] - Didipio	kt	3.4	2.6	4.4	9.3	10.6
Average Copper Price	$/lb	6.54	6.40	4.44	6.35	4.37
Silver Produced	koz	136.5	126.8	123.6	394.0	446.4
Cash Costs†
Haile	$/oz	1,321	1,442	1,981	1,496	1,117
Macraes	$/oz	1,462	1,237	1,345	1,205	1,408
Waihi	$/oz	1,805	2,262	1,539	1,864	1,551
Didipio	$/oz	507	706	787	650	835
Consolidated Cash Costs†	$/oz	1,290	1,362	1,420	1,314	1,203
AISC†
Haile	$/oz	1,811	1,953	3,464	2,101	2,127
Macraes	$/oz	2,155	1,932	2,171	1,842	2,198
Waihi	$/oz	2,195	2,840	2,039	2,381	2,080
Didipio	$/oz	687	1,589	1,213	1,173	1,214
Consolidated AISC†	$/oz	1,874	2,151	2,333	2,038	2,052
Operating Cash Flow	$M	324.5	313.6	227.5	1,019.6	626.0
Free Cash Flow†	$M	155.3	130.1	94.4	540.6	283.3
Net profit[2]	$M	198.1	222.2	87.2	648.7	301.0
Adjusted net profit†2	$M	210.8	221.2	92.9	661.5	310.1
EBITDA†	$M	370.1	399.0	205.0	1,185.8	614.1
Adjusted EBITDA†	$M	382.8	398.0	210.7	1,198.6	623.2
Earnings per share - diluted[2,3]	$/share	$0.88	$0.99	$0.37	$2.88	$1.28
Adjusted earnings per share - diluted†2,3	$/share	$0.94	$0.98	$0.40	$2.93	$1.32

1	Production is reported on a 100% basis as all operations are controlled by OceanaGold.
2	Attributable to the shareholders of the Company.
3	Quarterly amounts do not sum to year-to-date amounts due to the weighting of the number of shares outstanding.

† See "Non-IFRS Financial Information"

Outlook

The Company's 2026 production, cost and capital Guidance is outlined in the table below.

The Company remains on track to achieve around the midpoint of its consolidated 2026 production Guidance. Production is expected to increase in the fourth quarter and be the strongest quarter of the year, primarily driven by Haile.

With Haile expecting its strongest production quarter of the year in the fourth quarter and 27,400 ounces produced in October, Haile's production is expected to be towards the low end of its 2026 production Guidance range. At Haile, a modified mine plan was implemented in the third quarter to de-risk the Ledbetter Pit South Wall. As a result, mining activities remained focused on the lower-grade upper benches of the Ledbetter open pit during the third quarter, temporarily impacting access to higher-grade ore. By the end of September, mining had successfully advanced into the lower benches, positioning Haile to access higher-grade ore and deliver an expected increase in production in the fourth quarter.

At Macraes, production is expected to be lower in the fourth quarter, as per plan, with full-year production expected to be near the top end of its Guidance range. Production at Waihi is expected to remain relatively consistent with the third quarter, while production at Didipio is expected to be higher in the fourth quarter, driven by increased underground mining rates.

Consolidated AISC† is anticipated to be towards the upper end of the Company's 2026 Guidance range, reflecting inflationary impacts on labour cost and operating consumables, continued investment in maintenance and reliability improvements, the component of unhedged energy costs and lower silver by-product credits, as well as the lower sales volumes expected from Haile. Fourth quarter consolidated AISC† is expected to be lower than the third quarter, underpinned by increased production at Haile. Full year AISC† at each of Macraes, Waihi and Didipio is expected to be within their respective 2026 Guidance ranges, while Haile's AISC† is anticipated to be around the high end of its 2026 Guidance range, reflecting lower volumes, increased investment in maintenance and reliability, and broader cost inflation, including labour.

Total capital investment for 2026 is expected to be approximately $45 million, or 7%, above the Company's total capital investment Guidance of $645 million, reflecting increased investment in growth and exploration capital. Expected higher growth capital reflects accelerated investment to support the Macraes Phase 4 Project, higher investment in the mining fleet at Didipio and additional spend at the Waihi North Project due to the acceleration of certain activities previously planned for 2027. Exploration capital is expected to be approximately $10 million above its Guidance of $60 million due to expanded, success-driven drilling programs at all four sites.

† See "Non-IFRS Financial Information"

2026 Full-Year Guidance

Production & Costs[1]		Haile			Macraes			Waihi			Didipio			Consolidated
Gold Production	koz	235	-	260	135	-	155	60	-	75	85	-	105	520	-	590
Copper Production	kt	-	-	-	-	-	-	-	-	-	13	-	15	13	-	15
Cash Costs†,2	$/oz	970	-	1,070	1,275	-	1,375	1,600	-	1,800	615	-	715	1,050	-	1,200
AISC†,2	$/oz	1,500	-	1,700	1,950	-	2,150	2,100	-	2,300	975	-	1,100	1,750	-	1,900

Capital Investments[1,3,4] ($M)	Haile	Macraes	Waihi	Didipio	Consolidated	Included in AISC†
Sustaining capital	95	30	15	25	170	170
Pre-strip and Capitalized Mining	45	65	15	10	135	135
Growth	90	10	160	20	280	-
Exploration	10	10	25	10	60	15
Total Investments	240	115	215	65	645	320

1	Production is on a 100% basis as all operations are controlled by OceanaGold. Assumes a NZD to USD exchange rate of 0.58.
2	Includes by-product allocations based on a copper price of $5.85 per pound and a silver price of $95 per ounce.
3	Excludes capital leases.
4	Capital Investments Guidance range of ±5%; Consolidated includes corporate capital.

Waihi District and the Waihi North Project

The Waihi District comprises the Company's Waihi Operation, which includes the currently producing Martha Underground ("MUG"), and the Waihi North Project, which includes the high-grade Wharekirauponga Underground ("WUG").

An updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") technical report on the Waihi District is planned for release in January 2027. The technical report will include updated Mineral Reserves and Mineral Resources estimates.

The technical report will also include an updated mine plan for the Waihi District, incorporating the results of ongoing technical evaluations. These evaluations are assessing the potential to extend mining at MUG beyond 2033, in conjunction with the commencement of mining at WUG. To support this opportunity, the Company is also evaluating a potential processing plant expansion to increase throughput capacity up to 1.2 million tonnes per annum.

OceanaGold is permitted to develop and operate the Waihi North Project. Construction and underground tunnelling activity to the underground mine continues to ramp up with overall project development progressing on schedule for first ore in 2032.

Following completion of the portal, decline development commenced in May 2026 and is progressing in line with plan, advancing just over 500 metres to date. Construction of the first ventilation shaft commenced in the third quarter, with a second jumbo expected to be added in the first half of 2027 to begin development of the twin tunnel toward Wharekirauponga.

Bulk earthworks at the Willows Portal site continued in the third quarter, with water management-related sedimentation ponds, haul roads and waste rock stack and the magazine completed in the quarter. The surface facilities earthworks remain on track for completion by year end, with the surface area buildings and workshop expected to be constructed in 2027. Staged commissioning of the water treatment plant commenced in September, and is expected to be fully commissioned by year end. Early works activities on TSF 3 are expected to commence in the fourth quarter.

Palomino Underground Project

Development of the decline connecting the Horseshoe Underground to the Palomino Underground advanced during the quarter, and construction of the first ventilation shaft commenced. Development remains on track to achieve first ore from Palomino Underground in 2028.

Dividend

OceanaGold has declared a $0.09 per share dividend payable in December 2026. Shareholders of record at the close of business in each jurisdiction on November 18, 2026 (the "Record Date") will be entitled to receive payment of the dividend on December 18, 2026. The dividend payment applies to holders of record of the Company's common shares traded on the TSX and the NYSE.

Declaration of Dividend	Wednesday November 4, 2026
Record Date	Wednesday November 18, 2026
Dividend Payment Date	Friday December 18, 2026

Dividends are payable in United States dollars. Shareholders in other jurisdictions can elect to participate in Computershare's international payments service if they want to receive dividends in an alternative currency. This dividend qualifies as an 'eligible dividend' for Canadian income tax purposes.

Share Buyback

Year to date 2026, the Company has completed $193 million of share repurchases. In February, the Company announced approval to apply up to $350 million towards share buybacks in 2026.

Conference Call and Webcast:

Senior management will host a conference call and webcast to discuss the quarterly results on Thursday, November 5, 2026 at 10:00 am EST (8:00 am PCT). To participate in the conference call, please use one of the following methods:

•	Webcast: https://app.webinar.net/YJvAQpM752D
•	Toll-free North America: +1 888-510-2154
•	International: +1 437-900-0527

If you are unable to attend the call, a recording will be made available on the Company's website.

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

Cautionary Statement for Public Release

This news release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the Company's planned production, cost and capital Guidance for 2026; the future financial and operating performance of the Company and its mining projects and the anticipated benefits therefor; the development, expansion and operation of the Company's mining projects; anticipated production levels and mine lives; the estimation, realization and classification of Mineral Reserves and Mineral Resources; costs of production; estimates of growth capital, sustaining capital, operating and exploration expenditures; costs and timing of the development of new deposits and mines; the availability of, and access to, labour, equipment, power, diesel, water and other inputs; the timing, cost and outcome of development, construction and expansion activities; the timing for closing of the Transaction; the timing for achieving first ore at Palomino Underground in 2028; the timing for the commencement of construction of the paste plant at Haile and first paste delivery; the timing for providing ore at Coronation North Phase 5 at Macraes; anticipated benefits of MP4, including the potential for extension of the mine life at Macraes into the 2040s; the timing for permitting of MP4 by mid-2027 (subject to appeals); the timing for the release of an updated NI 43-101 technical report for the Waihi District in January 2027 and Macraes in early 2028; the potential to increase throughput capacity at Waihi up to 1.2 million tonnes per annum; the timing for achieving first ore at the Waihi North Project in 2032; the timing for the addition of a second jumbo at the Waihi North Project in the first half of 2027 to begin development of the twin tunnel toward Wharekirauponga; the timing for completion of the surface area at the Waihi North Project by year end, with the surface area buildings and workshop expected to be constructed in 2027; the timing for the commissioning of the water treatment plant at the Waihi North Project by year end; the timing for commencement of early works activities on TSF 3 at the Waihi North Project in the fourth quarter of 2026; the potential to bring True Blue into the Mineral Resources estimate at Didipio; costs and timing of future exploration and drilling programs, including the Company's site and regional exploration programs; water management initiatives and strategies and tailings management initiatives at the Company's operations; requirements for additional capital; the adequacy of current financial resources and cash reserves; governmental regulation of mining operations and exploration operations; the timing and receipt of required permits, certifications, approvals, consents and renewals under applicable legislation; the amount of and timing for anticipated purchases under the NCIB program; the payment of dividends in future periods; compliance with applicable environmental, social, health and safety and other regulatory requirements; geotechnical and operational conditions; social licence to operate and stakeholder relationships; competition for mineral properties; the availability and terms of financing; foreign operations and political, economic and regulatory conditions in the jurisdictions in which the Company operates; expectations regarding the impacts of the ongoing U.S.-Iran international conflict on the Company's operations, including potential impacts to operating and capital costs; the timing of the Company's hedging program of the forecast diesel consumption at Waihi and Didipio; governmental regulation of mining operations and exploration operations; fluctuations in commodity prices, including gold, copper and silver, and foreign exchange rates; anticipated environmental risks; title disputes or claims; the limitations and adequacy of insurance coverage; title matters, disputes and land access; changes in laws, taxation and accounting standards; and the timing and possible outcome of pending legal proceedings, regulatory matters and other disputes, including the appeal to the permit approval for the Waihi North Project.

All statements in this news release that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "may", "plans", "expects", "projects", "is expected", "scheduled", "potential", "estimates", "forecasts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of not achieving the Company's production estimates, forecasts or Guidance; inaccuracy of Mineral Reserves, Mineral Resources and operating and capital cost estimates; the actual results of current and future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities or to re-commence or sustain operations as planned; risks associated with the development of growth projects, including the Waihi North Project and MP4, including permitting, legal challenge and timeline risk; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the ongoing U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks relating to potential future acquisitions or investments in other companies; the successful completion of the Transaction; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest, blockades or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates, including the value of the U.S. dollar relative to the Canadian dollar, the Australian dollar, New Zealand dollar or the Philippine peso; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes, work stoppages and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled "Risk Factors" contained in the Company's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the SEC, which are available under the Company's profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov, respectively, and on the Company's website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company's forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to carry on current and future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet or achieve Guidance, estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company's forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statements for United States Readers

The scientific and technical disclosure in this news release was prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the SEC that are applicable to domestic United States reporting companies. In particular, and without limiting the generality of the foregoing, the terms "Mineral Reserve", "Proven Mineral Reserve", "Probable Mineral Reserve", "Inferred Mineral Resources", "Indicated Mineral Resources", "Measured Mineral Resources" and "Mineral Resources" used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards"). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC's disclosure rules for domestic United States reporting companies and any Mineral Reserves and Mineral Resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, Mineral Resources and Mineral Reserves information and other scientific and technical information contained or referenced in this news release may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Measured, Indicated or Inferred Mineral Resources, these Mineral Resources may never be upgraded to Proven and Probable Mineral Reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company's Measured, Indicated or Inferred Mineral Resources constitute or will be converted into Mineral Reserves or are or will be economically or legally mineable without additional work.

Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Qualified Persons

Mr. Greg Hollett, the Company's Head of Mine Engineering, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Haile operational matters contained in this news release.

Mr. Euan Leslie, the Company's Group Mining Engineer, and Mr. Knowell Madambi, the Company's Manager - Technical Services & Projects, Macraes, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Macraes operational matters contained in this news release.

Messrs. Leslie and David Townsend, the Company's Manager - Mining (Underground), Waihi, each of whom is a qualified person as defined by NI 43-101, have reviewed and approved the disclosure of all scientific and technical information related to Waihi operational matters contained in this news release.

Mr. Phillip Jones, the Company's Head of Underground Mining, a qualified person as defined by NI 43-101, has reviewed and approved the disclosure of all scientific and technical information related to Didipio operational matters contained in this news release.

Mr. Keenan Jennings, the Company's Executive Vice President and Chief Exploration Officer, a qualified person as defined by NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this news release.

Non-IFRS Financial Information

Adjusted Net Profit and Adjusted Earnings per share

These are used by Management to measure the underlying operating performance of the Company. Management believes these measures provide information that is useful to investors because they are important indicators of the strength of the Company's operations and the performance of its core business. Accordingly, such measures are intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Adjusted net profit is calculated as net profit less the impact of non-recurring items and significant recurring non-cash items. Including impairment expenses and reversals, write-downs, foreign exchange gains/losses, gain on sale of assets and listing costs. Management believes that the presentation of Adjusted net profit and Adjusted earnings per share is appropriate to provide additional information to investors regarding items that Management does not expect to continue at the same level in the future or that Management does not believe to be a reflection of the Company's ongoing operating performance.

The following table provides a reconciliation of Adjusted net profit and Adjusted earnings per share:

$M, except per share amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Net profit[1]	198.1	222.2	87.2	648.7	301.0
Foreign exchange (gain) loss	7.9	(2.0)	2.0	6.0	5.2
NYSE listing and compliance costs	1.0	0.9	1.6	2.9	1.6
Restructuring / Other costs	-	-	1.5	-	1.5
Write-down of assets	3.8	0.1	0.6	3.9	0.8
Adjusted net profit[1]	210.8	221.2	92.9	661.5	310.1
Weighted average number of common shares - fully diluted	224.0	225.1	233.0	225.4	234.4
Adjusted earnings per share	0.94	0.98	0.40	2.93	1.32
1 Attributable to the shareholders of the Company.

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

Management believes that Adjusted EBITDA is a valuable indicator of its ability to generate liquidity by producing operating cash flows to fund working capital needs, service debt obligations and fund capital expenditures. EBITDA is defined as earnings before interest, tax, depreciation and amortization. Adjusted EBITDA is calculated as EBITDA less the impact of non-recurring items and significant recurring non-cash items. Including impairment expenses and reversals, write-downs, gains/losses on disposal of assets, listing costs, foreign exchange gains/losses and other non-recurring costs. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by revenue.

The following table provides a reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin:

$M	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Net profit	203.8	228.7	93.1	667.9	311.9
Depreciation and amortization	95.0	86.7	62.3	265.7	170.9
Net interest (income) expense and finance costs	(1.3)	0.7	1.0	(1.6)	4.3
Income tax expense on earnings	72.6	82.9	48.6	253.8	127.0
EBITDA	370.1	399.0	205.0	1,185.8	614.1
Foreign exchange (gain) loss	7.9	(2.0)	2.0	6.0	5.2
NYSE listing and compliance costs	1.0	0.9	1.6	2.9	1.6
Restructuring / Other costs	-	-	1.5	-	1.5
Write-down of assets	3.8	0.1	0.6	3.9	0.8
Adjusted EBITDA	382.8	398.0	210.7	1,198.6	623.2
Revenue	654.9	647.3	448.5	2,016.7	1,240.8
Adjusted EBITDA Margin	58%	61%	47%	59%	50%

Cash Costs and AISC

Cash Costs are a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. Management uses this measure to monitor the performance of the Company's mining operations and its ability to generate positive cash flows, both on an individual site basis and an overall company basis. Cash Costs include mine site operating costs plus indirect taxes and selling cost net of by-product allocations and are then divided by ounces sold. In calculating Cash Costs, the Company includes the value of cash-settled stock-based compensation expense in the year of vesting. Cash Costs are reduced by copper and silver by-product cost allocations that are considered incidental to the gold production process, thereby allowing Management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

Management believes that the AISC measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows, both on an individual site basis and an overall company basis, while maintaining current production levels. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow per ounce sold. AISC is calculated as the sum of Cash Costs, capital expenditures and exploration costs that are sustaining in nature and corporate G&A costs. AISC is divided by ounces sold to arrive at AISC per ounce.

 The following table provides a reconciliation of consolidated Cash Costs and AISC:

$M, except per oz amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cost of sales, excl. depreciation and amortization	228.7	215.1	208.4	670.6	532.4
Indirect taxes	10.9	7.6	7.3	27.5	17.7
Selling costs	0.6	0.5	4.8	4.8	10.2
Non-cash stock-based compensation adjustments[2]	(1.2)	7.4	(6.5)	(2.8)	(17.0)
By-product allocation	(57.3)	(45.7)	(49.0)	(158.6)	(119.7)
Total Cash Costs (net)	181.7	184.9	165.0	541.5	423.6
Sustaining capital and leases	36.1	51.1	43.7	127.5	104.9
Deferred stripping and capitalized mining	27.9	31.3	53.7	105.1	158.0
Corporate G&A3	14.8	21.3	6.7	56.0	32.2
Onsite exploration and drilling	3.6	3.4	1.9	10.2	4.1
Total AISC	264.1	292.0	271.0	840.3	722.8
Gold sales (koz)	140.9	135.8	116.2	412.1	352.1
Cash Costs ($/oz)	1,290	1,362	1,420	1,314	1,203
AISC ($/oz)[1]	1,874	2,151	2,333	2,038	2,052

1	Excludes the Additional Government Share related to the FTAA at Didipio of $16.2 million, $9.7 million and $48.0 million for the third quarter, second quarter and year to date 2026, respectively, as it is considered in the nature of an income tax.
2	Non-cash stock based compensation adjustments reflect the inclusion of cash settled stock-based compensation in AISC over the year of vesting.
3	Corporate G&A included in AISC includes cash settled stock-based compensation of approximately $7.8 million per quarter in 2026 and $22.2 million year to date, compared with nominal amounts in the prior-year periods.

The following tables provide a reconciliation of Cash Costs and AISC for each operation:

Haile

$M, except per oz amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	103.8	95.1	62.4	278.7	161.9
By-product allocation	(1.7)	(1.7)	(0.9)	(4.6)	(4.7)
Inventory adjustments	(22.7)	(16.9)	4.5	(34.2)	(1.3)
Freight, treatment and refining charges	0.3	0.1	0.2	0.6	0.6
Total Cash Costs (net)	79.7	76.6	66.2	240.5	156.5
Sustaining capital and leases	22.7	26.3	20.1	67.7	46.7
Deferred stripping and capitalized mining	4.6	-	29.4	25.8	93.8
Onsite exploration and drilling	2.2	0.6	0.2	3.7	1.1
Total AISC	109.2	103.5	115.9	337.7	298.1
Gold sales (koz)	60.4	53.1	33.4	160.8	140.1
Cash Costs ($/oz)	1,321	1,442	1,981	1,496	1,117
AISC ($/oz)	1,811	1,953	3,464	2,101	2,127
1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Macraes

$M, except per oz amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	47.8	44.5	40.9	137.4	123.4
By-product allocation	(0.1)	(0.2)	-	(0.4)	(0.1)
Royalties	4.8	6.9	2.8	18.4	6.1
Inventory adjustments	2.7	5.2	0.1	2.0	(1.6)
Freight, treatment and refining charges	0.5	0.4	0.2	1.5	0.7
Total Cash Costs (net)	55.7	56.8	44.0	158.9	128.5
Sustaining capital and leases	8.3	11.5	10.6	28.4	28.4
Deferred stripping and capitalized mining	18.1	18.8	16.3	52.7	42.8
Onsite exploration and drilling	0.2	1.4	0.2	2.8	0.9
Total AISC	82.3	88.5	71.1	242.8	200.6
Gold sales (koz)	38.1	45.9	32.7	131.9	91.2
Cash Costs ($/oz)	1,462	1,237	1,345	1,205	1,408
AISC ($/oz)	2,155	1,932	2,171	1,842	2,198
1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Waihi

$M, except per oz amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	35.8	34.9	30.9	104.9	88.4
By-product allocation	(3.9)	(4.6)	(3.1)	(14.8)	(7.8)
Royalties	1.3	0.8	0.8	4.9	1.9
Inventory adjustments	1.2	6.0	2.7	3.8	(1.0)
Add: Freight, treatment and refining charges	0.1	-	0.1	0.2	0.2
Total Cash Costs (net)	34.5	37.1	31.4	99.0	81.7
Sustaining capital and leases	2.5	2.7	2.8	10.1	9.3
Deferred stripping and capitalized mining	4.3	5.7	6.8	14.7	17.2
Onsite exploration and drilling	0.6	0.9	0.7	2.6	1.4
Total AISC	41.9	46.4	41.7	126.4	109.6
Gold sales (koz)	19.1	16.4	20.4	53.1	52.7
Cash Costs ($/oz)	1,805	2,262	1,539	1,864	1,551
AISC ($/oz)	2,195	2,840	2,039	2,381	2,080
1 Reflects the inclusion of cash settled stock-based compensation over the year of vesting.

Didipio

$M, except per oz amounts	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash costs of sales[1]	49.9	39.4	37.1	130.4	107.5
By-product allocation	(51.6)	(39.2)	(45.0)	(138.8)	(107.1)
Royalties	3.0	2.5	2.9	9.0	6.9
Indirect taxes	8.2	7.4	7.3	23.9	17.7
Inventory adjustments	0.8	2.6	15.2	11.2	19.0
Freight, treatment and refining charges	1.5	1.7	5.9	7.4	12.9
Total Cash Costs (net)	11.8	14.4	23.4	43.1	56.9
Sustaining capital and leases	2.6	10.6	10.8	21.3	20.5
Deferred stripping and capitalized mining	0.9	6.8	1.2	11.9	4.2
G&A2	0.2	0.2	0.5	0.4	0.5
Onsite exploration and drilling	0.3	0.3	0.3	0.6	0.3
Total AISC	15.8	32.3	35.9	77.3	82.4
Gold sales (koz)	23.3	20.4	29.7	66.3	68.1
Cash Costs ($/oz)	507	706	787	650	835
AISC[1] ($/oz)	687	1,589	1,213	1,173	1,214

1	Reflects the inclusion of cash settled stock-based compensation over the year of vesting.
2	Excludes the Additional Government Share of FTAA at Didipio of $16.2 million, $9.7 million and $48.0 million for the third quarter, second quarter, and year to date 2026, respectively, as it is considered in the nature of an income tax.

Net Cash/(Debt)

Net Cash/(Debt) has been calculated as cash and cash equivalents less total debt. Management believes this is a useful indicator to be used in conjunction with other liquidity and leverage ratios to assess the Company's financial health.

The following table provides a reconciliation of Net Cash/(Debt):

$M	September 30, 2026	December 31, 2025
Amounts drawn under the revolving credit facility	-	-
Total debt	-	-
Cash and cash equivalents	728.7	476.5
Net Cash	728.7	476.5

Free Cash Flow

Free Cash Flow is calculated as cash flows from operating activities, less cash flow used in investing activities. Management believes Free Cash Flow is a useful indicator of the Company's ability to generate cash flow and operate net of all expenditures, prior to any financing cash flows. The following table provides a reconciliation of Free Cash Flow:

$M	Q3 2026	Q2 2026	Q3 2025	YTD 2026	YTD 2025
Cash flows provided by Operating Activities	324.5	313.6	227.5	1,019.6	626.0
Cash flows used in Investing Activities	(169.2)	(183.5)	(133.1)	(479.0)	(342.7)
Free Cash Flow	155.3	130.1	94.4	540.6	283.3

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SOURCE OceanaGold Corporation

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%CIK: 0001487326

For further information: For further information please contact: Investor Relations: Brian Martin, Senior Vice President, Business Development and Investor Relations, Tel: +1 604-678-4096, ir@oceanagold.com ; Valerie Burns, Director, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com; Media Relations: Louise Burgess, Vice President, Communications, Tel: +1 604-403-2019, info@oceanagold.com

CO: OceanaGold Corporation

CNW 17:00e 04-NOV-26